

January 13, 2011

John J. Cronin, Jr.
Chief Financial Officer
Mastech Holdings, Inc.
1000 Commerce Drive
Suite 500
Pittsburgh, PA 15275

> **Re:** **Mastech Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 8, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2010**
> **Filed October 29, 2010**
> **File No. 001-34099**

Dear Mr. Cronin:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief